Mail Stop 4720

June 22, 2009

By U.S. Mail and facsimile (413) 592-5097

William J. Wagner
Chairman of the Board, President and Chief Executive Officer
Chicopee Bancorp, Inc.
70 Center Street
Chicopee, Massachusetts 01013

> **Re: Chicopee Bancorp, Inc.**
> **Form 10-K for December 31, 2008**
> **Form 10-Q for March 31, 2009**
> **Definitive Proxy Statement filed April 13, 2009**
> **File Number 000-51996**

Dear Mr. Wagner:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.   Please refer to our previous comments 2, 6, 12-13 and 15 in our letter dated April 30, 2009. We note your indication that our comments would be addressed in future filings, however disclosures responsive to our comments could not be located in your March 31, 2009 Form 10-Q. As previously requested, please provide us with your proposed disclosures.

2.   Please refer to our previous comment 7 in our letter dated April 30, 2009. We note your response that the efficiency ratio presented in your filing does not comply with that of your primary banking regulator and that you do not consider this ratio a non-GAAP measure for the purposes of providing disclosures pursuant to Item 10(e) of Regulation S-K. Please note that Item 10(e) of Regulation S-K does not contain an exception related to "industry standards." Therefore, because the efficiency ratio presented by you does not comply with that of your primary banking regulator and is a measure that is not required to be reported by them, please revise your future filings to provide the disclosures previously requested. Please provide us with your proposed disclosures.

3.   Please refer to our previous comment 11 in our letter dated April 30, 2009. Please tell us the following information:

        a. Please provide us with additional detail regarding your other than temporary analysis of equity securities than what was provided in your response. In this regard, please provide us with greater detail regarding the company specific and other information reviewed, the industry specific information and the performance of the stock market in general for each security in an unrealized loss position for greater than 12 months at December 31, 2008. Please provide your update to this analysis as of March 31, 2009.

        b. Please tell us the specific information provided by the two money managers to help you analyze your equity investments. Please tell us the extent to which you independently verify the information and assumptions included therein.

        c. Your response does not address your projections of recovery, the timeframes of that recovery, and the subsequent updates to those projections. Please tell us the steps you took to compile such projections and discuss the information on which you based such projections. Refer to Staff Accounting Bulletin Topic 5:M, which indicates that you should consider the "near term" prospects.

        d. Please tell us and revise to disclose any other factors beyond those listed in your response that you considered in determining whether an other than temporary impairment had occurred on your securities at the dates discussed.

        We may have further comment based on your response.

March 31, 2009 Form 10-Q
3. Equity Incentive Plan, page 7

4.   We note that you continue to use a dividend yield of 2% to value stock options granted during the period. Please tell us your basis for this assumption given that you have not paid dividends since your initial public offering.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Rebekah Moore at 202-551-3303, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn McHale
Staff Attorney

cc: Marc Levy, Esq.
        Facsimile (202) 362-2902